SMIC Unveils 0.13um-1.2V Low-Power Embedded EEPROM Platform

Provides smaller chip size, better performance and greater design flexibility

SHANGHAI, Sept. 19, 2012 /PRNewswire/ — Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981), China’s largest and most advanced semiconductor foundry, today announced the availability of its 1.2-volt Low-Power Embedded EEPROM Platform, which is fully compatible with its 0.13-micron (um) low-leakage (LL) process. The process- and IP-qualified platform is designed to reduce power consumption, chip size, and cost, while increasing data security. The new platform is SMIC’s latest value-added offering for mature process nodes and is targeted at China’s fast-growing dual-interface financial IC card market, as well as the worldwide market for contactless smart cards.

Built on SMIC’s 0.13um LL process, the 1.2V LL platform uses pure EEPROM technology with byte-mode operation. The platform features up to a 50% reduction in memory area and 50% lower power consumption compared to 0.18um EEPROM technologies. It also provides the option to incorporate a cache controller to reduce read access time while maintaining low power consumption and providing greater design flexibility. The platform is ideal for applications such as dual-interface bankcards, social security cards, health insurance cards, transportation cards, e-passports, and electronic payment cards. The platform incorporates EEPROM, ROM, VR, OSC, I/O, memory compiler and light detector IP. In addition to SMIC’s own IP, third-party IP is available for memory compilers. SMIC’s 0.13um LL process uses copper low-k interconnects and cobalt silicide transistor interconnects. Devices built with the process will support full read and program operations at temperatures ranging from -40 degrees to 85 degrees Celsius, with minimum 30-year data retention at 55 degrees after 100,000 read and write cycles (equivalent to more than 300-year data retention at room temperature). The technology is currently undergoing qualification for 1 million read and write cycles.

“We are encouraged by our customers’ response to this new offering, which will have its first IC bankcard product tape-out by the end of this year,” said Chris Chi, SMIC’s Chief Business Officer. “On the basis of our years of mass production experience with 0.18um EEPROM and input from our customers, we expect robust market demand and a quick ramp-up for the 0.13um-1.2V LL EEPROM platform.”

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (“fab”) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and a 200mm fab under construction in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit www.smics.com.

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events.  SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words.  These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with the current global economic slowdown, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on April 27, 2012, especially in the “Risk Factors Related to Our Financial Condition and Business” and “Operating and Financial Review and Prospects” sections, and such other documents that SMIC may file with the SEC or the Hong Kong Stock Exchange from time to time, including current reports on Form 6-K.  Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements.  In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release.  Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For further information, please contact:

English Contact

Mr. William Barratt

Tel: +86-21-3861-0000 x16812

Email: William—Barratt@smics.com

Chinese Contact

Mr. Peter Lin

Tel: +86-21-3861-0000 x12349

Email: Peter—LHH@smics.com